1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Contacts:
Chuck Mulloy Intel Corp. 408-765-3484 cmulloy@intel.com	Wendy Matthews TSMC 408-382-8030 wmatthews@tsmc.com	Michael Kramer TSMC 886-3-563-6688 pdkramer@tsmc.com
Intel, TSMC Reach Agreement to Collaborate on
Technology Platform, IP Infrastructure, SoC Solutions
Intel to port Atom CPU cores to TSMC’s technology platform to expand market for Atom Processors SoC Customers
Santa Clara, CA & Hsin-chu, Taiwan, March 2, 2009 — Intel Corporation and TSMC today announced a memorandum of understanding (MOU) to collaborate on addressing technology platform, intellectual property (IP) infrastructure, and System-on-Chip (SoC) solutions. Under the MOU, Intel would port its Atom processor CPU cores to the TSMC technology platform including processes, IP, libraries, and design flows. The collaboration is intended to expand Intel’s Atom SoCs availability for Intel customers for a wider range of applications through integration with TSMC’s diverse IP infrastructure.
     This MOU is an important step in a long-term strategic technology cooperation between Intel and TSMC. With this joint effort, Intel intends to significantly broaden the market opportunities for its Intel Atom SoCs and accelerate deployment of the architecture through multiple SoC implementations. At the same time, TSMC extends its technology platform to serve the Intel Architecture market segments.
     “We believe this effort will make it easier for customers with significant design expertise to take advantage of benefits of the Intel Architecture in a manner that allows them to customize the implementation precisely to their needs,” said Paul Otellini, Intel president and CEO. “The combination of the compelling benefits of our Atom processor combined with the experience and technology of TSMC is another step in our long-term strategic relationship.”
     “TSMC values our strategic relationship with Intel. This MOU brings together the Intel Architecture and the TSMC technology platform. We expect this collaboration will help proliferate the Atom processor SoC and foster overall semiconductor growth,” said Dr. Rick Tsai, president and CEO of TSMC. “With this agreement, our technology platform extends beyond the two companies’ current collaboration to support future Intel embedded x86 products.”
     The Intel Atom processor features 47 million transistors and is Intel’s smallest processor. Products manufactured through the agreement may find adoption in embedded CPU market segments such as mobile internet Devices (MIDs), smart-phones, netbooks, nettops, and AC-powered consumer electronics device. The processor is designed to bring the whole Internet and the benefits of computing to an emerging class of consumer-friendly devices.
About Intel
     Intel (NASDAQ: INTC), the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live. Additional information about Intel is available at www.intel.com/pressroom and blogs.intel.com.
About TSMC
     TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IP, design tools and reference flows. The Company’s total managed capacity in 2008 exceeded 9 million (8-inch equivalent) wafers, including capacity from two advanced 12-inch — GIGAFABs ™, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC (China), and its joint venture fab, SSMC. TSMC is the first foundry to provide 40nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit www.tsmc.com.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 3, 2009	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer